THE WESTWOOD FUNDS
                                 Rule 18f-3 Plan

Rule 18f-3

     Pursuant to Rule 18f-3 ("Rule 18f-3") of the Investment Company Act of 1940, as amended (the "Act"), an open-end management investment company whose shares are registered on Form N-1A may issue more than one class of voting stock (hereinafter referred to as "shares"), provided that these multiple classes differ either in the manner of distribution, or in services they provide to shareholders, or both. The Westwood Funds (the "Trust"), a registered open-end investment company whose shares are registered on Form N-1A, consisting of the Westwood Equity Fund, the Westwood Intermediate Bond Fund, the Westwood Balanced Fund and the Westwood Cash Management Fund, and any future fund or series created by the Trust (collectively, the "Funds"), may offer to shareholders multiple classes of shares in the Funds in accordance with Rule 18f-3 Plan (or as amended) as described herein, upon approval of the Board of Trustees of the Trust.

Authorized Classes

     Each Fund may issue two classes of shares--the Service Class and the Retail Class (collectively, the "Classes" and individually, a "Class"). The Service Class shares are offered exclusively to investors who have purchased their shares through an entity that has signed a Dealer Agreement with Gabelli & Company (the "Distributor"). The minimum initial investment is $1,000. There is no minimum initial investment, however, for accounts establishing an automatic investment plan. Service Class shares, except the Cash Management Fund, are offered with a sales load, as approved by the Board of Trustees of the Trust. Service Class shares of the Cash Management Fund are no-load. Service Class shares are also offered with higher expenses for distribution and marketing such shares ("12b-1 Fees"), as approved by the Board of Trustees of the Trust.

     Retail shares are offered to all other investors purchasing shares of the Funds who do not qualify as Service Investors, including certain retirement plans offered through broker-dealers. The minimum initial investment is $1,000. There is no minimum initial investment, however, for accounts establishing an automatic investment plan. Retail Class shares are not offered with a sales load and bear lower 12b-1 Fees.

     The Classes of shares issued by any Fund will be identical in all respects except for Class designation, allocation of certain expenses directly related to the distribution or service arrangement, or both, for a Class, and voting rights--each Class votes separately with respect to issues affecting only that Class. Shares of all Classes will represent interests in the same investment fund therefore each Class is subject to the same investment objectives, policies and limitations.

Class Expenses

     Each Class of shares shall bear expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, that are directly attributable to the kind or degree of services rendered to that Class ("Class Expenses"). Class Expenses, including the management fee or the fee of other service providers, may be waived or reimbursed by the Funds' investment adviser, underwriter or any other provider of services to the Funds.

Exchanges and Conversion Privileges

     None of the Funds offer an exchange between the Classes unless otherwise approved by the Board of Trustees of the Trust.